BB 2/21

03001404

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FEB 20 2003
RECEIVED
PROCESSING SECTION
187

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SEC FILE NUMBER
8- 31270

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Manhattan Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

166 Millbrook Circle
(No. and Street)

Norwood	New Jersey	07648
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Lapin 201-664-2200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Regan, Benz & Mackenzie
(Name – *if individual, state last, first, middle name*)

317 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3-10

OATH OR AFFIRMATION

I, Robert Lapin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Manhattan Securities Corporation, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

DARREN DISALVO
Notary Public of New Jersey
My Commission Expires 4-7-05

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Regen Benz MacKenzie & Anopolsky

February 3, 2003

Manhattan Securities Corporation
166 Millbrook Circle
Norwood, New Jersey 07648

Gentlemen:

This is to certify the following pertaining to our audit of your company for the year ended December 31, 2002.

There were no material differences existing between our audited report and your unaudited report on Form X-17A-5 as filed for Net Capital requirement and the computation of Rule 15c-3 reserve requirements.

Very truly yours,

William A. Regen

WAR:ep

REGEN, BENZ, MACKENZIE & ANOPOLSKY , C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

317 MADISON AVENUE NEW YORK, NEW YORK 10017
TELEPHONE 212.661.2720 FACSIMILE 212.681.6140

Regen Benz MacKenzie & Anopolsky

February 3, 2003

Manhattan Securities Corporation
166 Millbrook Circle
Norwood, New Jersey 07648

Gentlemen:

This is to inform you that as a result of our audit of the Manhattan Securities Corporation for the year ended December 31, 2002 we found no material inadequacies to exist.

Very truly yours,

William A. Regen

WAR:ep
Encl.

REGEN, BENZ, MACKENZIE & ANOPOLSKY, C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
317 MADISON AVENUE NEW YORK, NEW YORK 10017
TELEPHONE 212.661.2720 FACSIMILE 212.681.6140

Regen Benz MacKenzie & Anopolsky

February 3, 2003

Manhattan Securities Corporation
166 Millbrook Circle
Norwood, New Jersey 07648

Gentlemen:

In our opinion, the claim for exclusion by the Manhattan Securities Corporation from membership under the Securities Investor Protection Act of 1970 was consistent with the income reported.

Very truly yours,

William A. Regen

WAR:ep

REGEN, BENZ, MACKENZIE & ANOPOLSKY , C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

317 MADISON AVENUE NEW YORK, NEW YORK 10017
TELEPHONE 212.661.2720 FACSIMILE 212.681.6140

MANHATTAN SECURITIES CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31,2002 AND 2001

Regen Benz MacKenzie & Anopolsky

Regen Benz MacKenzie & Anopolsky

Board of Directors
Manhattan Securities Corporation
Norwood, New Jersey

INDEPENDENT AUDITORS REPORT

We have audited the accompanying balance sheet of Manhattan Securities Corporation as of December 31, 2002 and 2001 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Manhattan Securities Corporation as of December 31, 2002 and 2001, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United State of America. The information contained in the schedule of computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Regen, Benz, MacKenzie & Anopolsky, CPA's, P.C.

February 3, 2003

REGEN, BENZ, MACKENZIE & ANOPOLSKY, C.P.A.'S, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

317 MADISON AVENUE NEW YORK, NEW YORK 10017
TELEPHONE 212.661.2720 FACSIMILE 212.681.6140

MANHATTAN SECURITIES CORPORATION
BALANCE SHEET
DECEMBER 31,

ASSETS

		2002		2001
Current Assets:				
Cash	$	2,921	$	2,884
Investments (at cost)		123,715		95,685
Total Current Assets		126,636		98,569
Fixed Assets:				
Office Equipment		4,154		4,154
Leasehold Improvements		3,044		3,044
		7,198		7,198
Less: Accumulated Depreciation		6,323		5,362
Net Fixed Assets		875		1,836
Other Assets (Note A)		20,100		20,100
TOTAL ASSETS	$	147,611	$	120,505

LIABILITIES AND STOCKHOLDERS' EQUITY

		2002		2001
Current Liabilities:				
Income Taxes and Other Current Liabilities	$	752	$	402
Total Current Liabilities		752		402
Stockholders' Equity:				
Common Stock, no par value 1,000 shares authorized; 100 shares issued and outstanding		5,000		5,000
Paid in Capital		30,000		30,000
Retained Earnings		111,859		85,103
Total Stockholders' Equity		146,859		120,103
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$	147,611	$	120,505

The accompanying accountants' report and notes are an integral part of these financial statements.

MANHATTAN SECURITIES CORPORATION
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31,

	2002	2001
Income:		
Syndication and Other Fees	$ 40,221	$ 30,480
Dividend Income	5,665	4,504
Gain(Loss)on Investments	4,504	(868)
Total Income	50,390	34,116
Expenses:		
Consulting Fees	5,886	4,761
Stationery, Printing and Office	4,907	3,565
Legal and Professional Fees	2,000	1,313
Licensing Costs	939	1,107
Travel & Entertainment	6,239	5,394
Depreciation Expense	961	763
Dues & Subscriptions	314	844
Utilities, Insurance & Miscellaneous Expenses	1,798	168
Total Expenses	23,044	17,915
Net Income Before Taxes	27,346	16,201
Provision for Income Taxes (Note B)	590	200
Net Income	$ 26,756	$ 16,001

The accompanying accountants' report and notes are an integral part of these financial statements.

MANHATTAN SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock	Additional Paid In Capital	Retained Earnings	Total
Balance - January 1, 2001	$ 5,000	$ 30,000	$ 69,102	$ 104,102
Net Income 2001	-	-	16,001	16,001
Balance - December 31, 2001	$ 5,000	$ 30,000	$ 85,103	$ 120,103
Net Income - 2002	-	-	26,756	26,756
Balance - December 31, 2002	$ 5,000	$ 30,000	$111,859	$ 146,859

The accompanying accountants' report and notes are an integral part of these financial statements

MANHATTAN SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2002	2001
Increase (Decrease) in Cash and Cash Equivalents		
Cash Flows From Operating Activities:		
Net Income	$ 26,756	$ 16,001
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	961	763
Increase (Decrease) in Income Taxes and Other Current Liabilities Payable	350	-
Net Cash Provided by Operating Activities	28,067	16,764
Cash Flows from Investing Activities:		
Purchase of Fixed Asset	-	(1,184)
Purchase of Investments	(28,030)	(52,109)
Net Cash Used in Investing Activities	(28,030)	(53,293)
Net Increase (Decrease) in Cash	37	(36,529)
Cash - Beginning of Year	2,884	39,413
Cash - End of Year	$ 2,921	$ 2,884

The accompanying accountants' report and notes are an integral part of these financial statements.

MANHATTAN SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31,

	2002	2001
NET CAPITAL		
Total ownership equity from statement of financial condition	$146,859	$120,103
Less: Non Allowable Assets	20,100	20,100
Total ownership equity qualified for net capital	126,759	100,003
Haircuts on securities:		
Money market and liquid asset funds	58	58
Mutual funds	8,660	6,698
Net Capital	$118,041	$ 93,247
AGGREGATE INDEBTEDNESS		
Liabilities from statement of financial condition	$ 752	$ 402
Total Aggregate Indebtedness	$ 752	$ 402
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital	$113,041	$ 88,247
Excess net capital at 1000%	$117,965	$ 93,207
Percentage of aggregate indebtedness of net capital	0.63%	0.43%
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS Report	$118,041	$ 93,247
Differences	-	-
Net Capital Per Above	$118,041	$ 93,247

MANHATTAN SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE A: The following is a summary of significant accounting policies:

Organization

The company commenced operations on February 15, 1984 as a registered broker-dealer and as successor to the Lapin Investment Company.

Method of Accounting

The company's accounts are maintained on the accrual basis.

Fixed Assets

Fixed assets are depreciated on an accelerated method over the estimated service lives of the respective classes of assets. Expenditures for maintenance and repairs are charged to expense as incurred; expenditures for renewals and betterments are generally capitalized.

Other Assets

Other Assets consist of subscriptions to invest in stock of the NASD.

NOTE B: Income Taxes

The provision for corporate income taxes consists of New Jersey corporate tax. For federal tax purposes the Company is an "S" Corporation. No federal tax has been provided as the income flows through to the shareholder who is personally liable for the tax.

NOTE C: Accounting Control

There were no material inadequacies in the accounting systems, internal control, or in the procedures for safeguarding securities.

NOTE D: Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002 the Company had net capital of $118,041, which was $113,041 in excess of its required net capital of $5,000.

MANHATTAN SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE E: Liabilities Subordinated to Claims of General Creditors

The company has no liabilities subordinated to claims of general creditors.

MANHATTAN SECURITIES CORPORATION
SCHEDULE OF INFORMATION RELATING TO
POSSESSION OR CONTROL REQUIREMENTS
DECEMBER 31, 2002 AND 2001

This schedule is not applicable.

The accompanying accountants' report and notes are an integral part of these financial statements.

MANHATTAN SECURITIES CORPORATION
SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS
DECEMBER 31, 2002 AND 2001

An exemption from rule 15(c)3-3 is claimed under
Section (K) (2) (A)

Net Capital Required	$ 5,000

The accompanying accountants' report and notes are an integral part of these financial statements.

MANHATTAN SECURITIES CORPORATION
STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

This schedule is not applicable.

The accompanying accountants' report and notes are an integral part of these financial statements.